UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

AIRCASTLE LIMITED

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G0129K104

(CUSIP Number)

Marubeni Corporation

4-2 Ohtemachi 1-Chome

Chiyoda-Ku, Tokyo, 100-8088 Japan

Attention: General Manager

Telephone: 81 3 3282 9621

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

January 9, 2014

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. G0129K104

1.	NAME OF REPORTING PERSONS Marubeni Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,622,525
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 15,622,525
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,622,525
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.34%*
14.	TYPE OF REPORTING PERSON CO

CUSIP No. G0129K104

1.	NAME OF REPORTING PERSONS Marubeni Aviation Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,622,525
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 15,622,525
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,622,525
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.34%*
14.	TYPE OF REPORTING PERSON CO

CUSIP No. G0129K104

1.	NAME OF REPORTING PERSONS Marubeni Aviation Holding Coöperatief U.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,622,525
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 15,622,525
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,622,525
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.34%*
14.	TYPE OF REPORTING PERSON CO

*	Based on the aggregate of (i) 80,776,975 Common Shares that the Issuer reported as issued and outstanding as of October 28, 2013 in the Issuer’s Quarterly Report on Form 10-Q filed October 31, 2013.

Explanatory Statement

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the statement on Schedule 13D filed by Marubeni Corporation (“Marubeni”) on June 17, 2013, as amended (the “Schedule 13D”), by Marubeni, Marubeni Aviation Corporation (“MAC”) and Marubeni Aviation Holding Coöperatief U.A. (“MHC” and together with Marubeni and MAC, the “Reporting Persons”) relating to the common shares, par value $0.01 per share (the “Common Shares”), of Aircastle Limited, a Bermuda exempted company (the “Issuer”). Unless otherwise indicated, each capitalized term used but not defined herein has the meaning assigned to such term in the Schedule 13D as previously amended.

This Schedule 13D, as amended, is being filed jointly by the Reporting Persons as described Item 2 thereto, incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby supplemented by the addition of the following:

As of January 9, 2014, MHC has purchased an aggregate of 3,302,525 Common Shares pursuant to the Stock Purchase Plan Engagement Agreement between MHC and Merrill Lynch, Pierce, Fenner & Smith Incorporated dated August 7, 2013. Details regarding these purchases are set forth on Exhibit 7.8 and are incorporated herein by reference. After giving effect to these purchases, MHC owns an aggregate of 15,622,525 Common Shares. Based on the 80,776,975 Common Shares reported to be outstanding in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2013, the number of Common Shares beneficially owned by the Reporting Persons as of January 9, 2014 represents approximately 19.34% of the Common Shares outstanding.

Item 7.	Material To Be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit Number	Description of Exhibit

Exhibit 7.8	Purchases of Common Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2014

MARUBENI CORPORATION

By:	/s/ Tadaaki Kurakake
Name:	Tadaaki Kurakake
Title:	General Manager, Aerospace & Defense Systems Dept.

MARUBENI AVIATION CORPORATION

By:	/s/ Tadaaki Kurakake
Name:	Tadaaki Kurakake
Title:	Director

MARUBENI AVIATION HOLDING COÖPERATIEF U.A.

By:	/s/ Tadaaki Kurakake
Name:	Tadaaki Kurakake
Title:	Managing Director